MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
February 26, 2007
ITEM 3 Press Release
A press release was disseminated on February 26, 2007 through various approved media, and was filed through the SEDAR system on February 26, 2007.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) announces further results from underground drilling and progress on other feasibility work at the Hollister Development Block (“HDB”) Project on the Carlin Trend in Nevada, USA.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 26th day of February 2007.

/s/ Ferdi Dippenaar

Ferdi Dippenaar President, CEO and Director
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com
GREAT BASIN UPDATE ON UNDERGROUND DRILLING &
FEASIBILITY STUDY FOR HOLLISTER DEVELOPMENT BLOCK PROJECT
February 26, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) (“Great Basin Gold” or the “Company”) announces further results from underground drilling and progress on other feasibility work at the Hollister Development Block (“HDB”) Project on the Carlin Trend in Nevada, USA.
As recently announced, Great Basin Gold will purchase Hecla Mining Company’s 50% earn-in rights to the HDB. Good progress has been made toward the completion of the feasibility study which is expected at the end of June 2007. Dependent on the outcome of the study and with the benefit of having substantial surface facilities established and underground development in place, the Company is well positioned to advance rapidly toward the optimal development of the mine.
One hundred percent of the planned 55,000 ft (16,750 m) of underground drilling has now been completed. Drilling has taken place at 100 ft (30 m) spacing to fill in gaps from surface drilling within the Clementine and Gwenivere vein systems. Over the past twelve months since drilling began, Great Basin Gold has announced excellent results from the program. Currently there is a backlog, but the Company anticipates releasing additional results as they become available in the coming weeks.
Results for 37 holes, shown in the attached Table of Assay Results – Underground Drilling, are mainly from drill holes in the Clementine vein system. Highlights include:
Gwenivere
•	Hole HDB-069 intersected 2.3 ft (0.7 m) grading 0.86 oz/t (29.49 g/t) Au and 16.51 oz/t (566.1 g/t) Ag from 207.1-209.6 ft (63.3-63.9 m).
Clementine
•	Hole HDB-060 intersected 2.3 ft (0.7 m) grading 2.75 oz/t (94.29 g/t) Au and 7.04 oz/t (241.37 g/t) Ag from 245.6-248.3 ft (74.9-75.7 m).

•	Hole HDB-067 intersected 3.9 ft (1.2 m) grading 15.29 oz/t (524.23 g/t) Au and 32.24 oz/t (1105.38 g/t) Ag from 302.1-307.4 ft (93.2-93.7 m).

•	Hole HDB-077 intersected 2.7 ft (0.8 m) grading 4.36 oz/t (149.49 g/t) Au and 36.63 oz/t (1255.9 g/t) Ag from 183.3-186.3 ft (55.9-56.8 m).

•	Hole HDB-081 intersected 1.9 ft (0.6 m) grading 14.34 oz/t (491.66 g/t) Au and 58.69 oz/t (2012.2 g/t) Ag from 277.7-279.8 ft (84.6-85.2 m).

•	Hole HDB-095 intersected 8.0 ft (2.4 m) grading 0.94 oz/t (32.22 g/t) Au and 1.04 oz/t (35.66 g/t) Ag from 251.8-261.1 ft (76.7-79.6 m).

•	Hole HDB-096 intersected 5.7 ft (1.7 m) grading 1.79 oz/t (61.37 g/t) Au and 0.79 oz/t (27.09 g/t) Ag from 288.2-294.9 ft (87.8-89.9 m).

•	Hole HDB-099 intersected 2.0 ft (0.6 m) grading 4.81 oz/t (164.9 g/t) Au and 48.4 oz/t (1676.6 g/t) Ag from 186.4-188.5 ft (56.8-57.5 m).

•	Hole HDB-101 intersected 7.0 ft (2.1 m) grading 2.64 oz/t (90.5 g/t) Au and 23.96 oz/t (821.5 g/t) Ag from 166.9-175.2 ft (50.9-53.4 m).

•	Hole HDB-103 intersected 4.9 ft (1.5 m) grading 2.65 oz/t (90.85 g/t) Au and 8.11 oz/t (278.06 g/t) Ag from 203.2-208.2 ft (61.9-63.5 m).

Work on other aspects of the feasibility study has also progressed, with the following activities being advanced:
•	Development of the geological resource model;

•	Continuation of underground test mining, including tests for split blasting, drifting and raising in the different vein systems. Rock mechanics investigations have taken place to assess the efficacy of backfilling and to test backfill materials. Mine planning has also encompassed evaluation of different options for a second underground access route (there is currently only one access decline).

•	Assessment of underground water parameters and development of plans for dewatering and permitting;

•	Evaluation of general infrastructure, mine services and transportation, in particular, shorter access routes;

•	Completion of metallurgical test work and evaluation of ore treatment alternatives; and

•	Development of the environmental and reclamation sections of the feasibility study, and strategies for permitting that will factor into the overall project schedule.
Winters, Dorsey & Company has been appointed as the independent consultants to review and sign off on the feasibility study.
Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold, is monitoring the program on behalf of Great Basin and has reviewed this news release.
Great Basin Gold has two advanced stage gold projects in two of the world’s best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa. For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in Hecla’s secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.
No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, continuity of mineralization, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK UNDERGROUND DRILLING ASSAYS RESULTS

				Drilled	Est. True
Drill Hole	Vein	From	To	Thickness (ft)	Width (ft)	Au (opt)	Ag (opt)
HDB -060	Clementine	140.0	144.0	4.0	2.1	0.243	0.27
		166.9	167.3	0.4	0.3	0.171	0.24
		175.9	176.3	0.4	0.3	0.565	1.85
		206.4	207.2	0.8	0.6	0.259	2.94
		245.6	248.3	2.7	2.3	2.749	7.04
HDB-066	Clementine	205.9	221.6	15.7	10.6	0.192	0.30
	Incl.	208.0	214.6	6.6	4.5	0.424	0.62
		273.3	276.0	2.7	1.5	0.001	0.20
HDB-067	Gwenivere	283.9	287.6	3.7	3.2	0.191	>0.79
	Incl.	283.9	287.3	3.4	2.9	0.152	0.34
	And	287.3	287.6	0.3	0.3	0.566	>200 ppm
		299.5	302.1	2.6	1.8	2.240	>200 ppm
		302.1	307.2	5.3	3.9	15.287	32.34
	Incl.	302.1	304.3	2.2	1.4	26.722	55.25
	And	304.3	305.8	1.5	1.1	0.043	0.26
	And	305.8	307.4	1.6	1.4	15.830	39.94
HDB-068	Gwenivere	197.6	198.5	0.9	0.7	0.018	0.92
		198.5	200.3	1.8	1.6	0.004	0.03
		200.3	201.4	1.1	1.0	0.033	0.12
		201.4	206.0	4.6	4.4	0.007	0.07
		206.0	208.8	2.8	2.7	0.180	3.02
HDB-069	Gwenivere	207.1	209.6	2.5	2.3	0.863	16.51
		245.9	249.1	3.2	3.0	0.467	0.76
		358.0	362.3	4.3	4.2	0.392	0.31
HDB-070	Gwenivere	235.1	236.7	1.6	1.5	0.972	2.94
HDB-071	Gwenivere	293.0	297.0	4.0	4.0	0.214	0.19
HDB-072		137.6	138.6	1.0	0.7	0.186	2.52
		225.6	228.4	2.8	1.4	0.523	2.49
HDB-073		93.7	94.7	1.0	0.9	0.758	2.90
	Clementine	160.0	161.3	1.3	1.3	0.162	0.19
		185.9	186.6	0.7	0.7	0.860	7.10
	Clementine	274.3	278.3	4.0	2.7	0.002	0.06
HDB-074	Clementine	130.0	148.3	18.3	15.0	0.011	0.23
		148.3	148.7	0.4	0.3	0.057	2.27
		194.3	197.3	3.0	2.3	0.270	2.56
		197.3	198.8	1.5	1.5	0.440	1.30
HDB-075	Clementine	101.3	102.0	0.7	0.7	0.341	26.53
		156.4	158.6	2.2	1.4	0.348	20.51
		158.6	167.9	9.3	6.0	0.112	4.60
		202.7	205.0	2.3	2.2	0.032	0.74
HDB-076	Clementine	170.2	172.7	2.5	2.3	1.271	4.65
		237.5	239.0	1.5	1.4	0.065	3.59
HDB-077	Clementine	180.6	183.3	2.7	2.4	0.079	3.24
		183.3	186.3	3.0	2.7	4.361	36.63
HDB-067		186.3	188.5	2.2	1.4	0.016	1.48
		270.9	272.0	1.1	1.0	0.242	2.18

				Drilled	Est. True
Drill Hole	Vein	From	To	Thickness (ft)	Width (ft)	Au (opt)	Ag (opt)
HDB-078	Clementine	271.8	275.2	3.4	2.2	0.004	0.05
		275.2	279.0	3.8	1.5	0.009	Nil
		279.0	283.0	4.0	1.5	0.023	0.21
		481.9	483.0	1.1	0.7	0.016	1.07
		483.0	488.0	5.0	3.4	0.005	0.99
		488.0	491.3	3.3	2.2	0.008	1.28
		491.3	497.3	6.0	4.3	0.001	Nil
		497.3	499.0	1.7	1.3	0.010	0.18
		499.0	503.0	4.0	2.4	0.003	0.22
HDB-079	Clementine	267.3	268.7	1.4	0.9	0.016	0.17
		268.7	272.8	4.1	3.1	0.014	0.34
		272.8	274.5	1.7	1.5	0.007	0.06
		350.5	351.7	1.2	0.8	13.537	40.79
HDB-080		294.6	305.0	10.4	4.3	0.101	1.47
	Incl.	294.9	297.3	2.7	0.9	0.128	1.91
	And	297.3	303.9	6.6	2.8	0.033	0.45
	And	303.9	305.0	1.1	0.6	0.376	6.53
HDB-081	Clementine	231.9	232.5	0.6	0.6	0.008	0.10
		277.7	279.8	2.1	1.9	14.342	58.69
HDB-082	Clementine	259.2	260.9	1.7	1.6	7.280	28.36
HDB-083		28.0	29.7	1.7	1.7	0.552	4.37
	Clementine	210.8	212.5	1.7	1.6	2.50	1.39
	Incl.	210.8	211.7	0.9	0.85	0.670	0.27
	And	211.7	212.5	0.8	0.75	4.574	2.66
		258.5	259.0	0.6	0.5	2.145	18.45
HDB-084	Clementine	215.1	216.3	1.2	1.0	1.975	0.78
		261.5	262.3	0.8	0.8	2.112	10.68
HDB-085	Clementine	259.2	262.5	3.3	2.5	0.425	3.64
HDB-086	Clementine	211.2	213.0	1.8	1.5	0.071	8.54
HDB-087	Clementine	202.0	205.3	3.3	2.7	0.009	29.18
		205.3	206.6	1.3	1.1	23.071	103.92
HDB-089	Clementine	230.0	232.3	2.3	1.9	5.757	19.33
HDB-090	Clementine	315.1	318.6	3.5	2.9	0.301	1.21
HDB-091	No significant intercepts
HDB-092	Clementine	317.3	318.1	0.8	0.6	0.026	0.51
HDB-093	Clementine	274.7	275.6	0.9	0.6	0.001	Nil
HDB-094	Clementine	284.9	286.1	1.2	1.1	2.846	9.27
HDB-095	Clementine	251.8	261.1	9.3	8.0	0.941	1.04
	Incl.	251.8	253.0	1.2	1.0	0.637	0.87
	And	253.0	260.2	7.2	6.2	0.119	0.37
	And	260.2	261.1	0.9	0.8	7.905	6.59
HDB-096	Clementine	288.2	294.6	6.7	5.7	1.785	0.79
		288.2	291.6	3.4	2.9	3.115	1.26
HDB-096		291.6	294.9	3.3	2.8	0.416	0.30
HDB-099	Clementine	186.4	188.5	2.1	2.0	4.814	48.40
		230.0	235.5	5.5	4.9	0.004	0.10
HDB-100A	Clementine	219.7	220.6	0.9	0.9	0.236	6.25
		242.5	244.5	2.0	1.7	6.237	11.84

				Drilled	Est. True
Drill Hole	Vein	From	To	Thickness (ft)	Width (ft)	Au (opt)	Ag (opt)
HDB-101	Clementine	166.9	175.2	8.3	7.0	2.637	23.96
		166.9	169.3	2.4	2.0	1.648	3.86
		169.3	171.7	2.4	2.0	0.326	2.31
		171.7	175.2	3.5	3.0	4.900	52.58
HDB-102	Clementine	182.3	186.3	4.0	4.0	1.053	10.19
		186.3	189.8	3.5	2.7	0.009	1.70
HDB-103	Clementine	198.7	203.2	4.5	4.1	0.015	0.71
		203.2	208.2	5.0	4.9	2.651	8.11
HBD-105	No significant intercepts